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INCLUDING PROFESSIONAL CORPORATIONS

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(949) 451-3800

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DLee@gibsondunn.com

October 27, 2006

VIA FACSIMILE AND EDGAR

Direct Dial (949) 451-4069	Client Matter No. C 22453-00044
Fax No. (949) 475-4681

H. Christopher Owings

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F St., N.E.

Washington, D.C. 20549

Re:	Diedrich Coffee, Inc.
Preliminary Proxy Statement on Schedule 14A filed October 10, 2006
File No. 0-21203

Dear Mr. Owings:

On behalf of Diedrich Coffee, Inc. (the “Company”), please find below the Company’s responses to the comments issued in the letter dated October 18, 2006 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s preliminary proxy statement on Schedule 14A filed on October 10, 2006. For your convenience, the Staff’s comments are reproduced before each response, and the responses appear in the order of the Staff’s comments. Attached hereto are excerpts from the proxy statement (redlined from the proxy statement filed on October 10, 2006) that we have revised in response to the Staff’s comments.

Proposal 1 Approval of the Transaction, page 9

General, page 9

1. We note your disclosure on page 9, “Descriptions of such representations and warranties are included in this proxy statement for purposes of describing the terms of the Asset Purchase Agreement and are not meant to be relied upon by stockholders in connection with their investment decisions.” Please revise to remove any potential implication that the referenced Asset Purchase Agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws.

In response to the Staff’s comment, we have revised the above referenced language (as provided in Excerpt A) to remove any potential implication that the Asset Purchase Agreement, or any description of its terms, does not constitute public disclosure under the federal securities laws.

Background of the Transaction, page 18

2. We note your references in the first paragraph to the board’s evaluation of “[s]trategic alternatives in order to improve
[y]our financial performance and facilitate future growth” and management’s “[e]xtensive study and analysis of the strategic alternatives available to the company.” In the third paragraph, you also indicate that Mr. Coffey “[r]eviewed with the board of directors an analysis of different strategic alternatives for Diedrich Coffee....” Further, you state, “After careful consideration and discussion of each of the various strategic alternatives presented by management....” Please expand your disclosure to describe the strategic alternatives that the board considered, including the risks associated with those alternatives, and explain why the board decided to approve the asset sale over the alternative options.

In response to the Staff’s comment, we have revised the “Background of the Transaction” section (as provided in Excerpt B) to expand the disclosure describing the strategic alternatives considered by the Company’s board of directors.

3. We note your disclosure that you entered into confidentiality and non-disclosure agreements with Starbucks and four other interested parties. We also note that you received non-binding letters of intent from Starbucks and other interested parties during several rounds of negotiations. Please expand your disclosure to quantify the consideration offered by Starbucks and the other interested parties for each round of negotiations.

In response to the Staff’s comment, we have revised the “Background of the Transaction” section (as provided in Excerpt B) to include quantification of the Starbucks offers reflected in the revised letters of intent dated June 12, 2006, June 27, 2006 and July 18, 2006. We respectfully submit that quantification of the initial May 25, 2006 Starbucks offer, as well as the offers by the other interested parties, does not further stockholder understanding due to the fact that these offers related to different groups of assets as compared to the assets that are proposed to be purchased by Starbucks in the current transaction. For example, one interested party offered to purchase assets that included intellectual property rights while another offer contemplated the purchase of a roasting facility (both of which are not being purchased by Starbucks). We believe that quantifying the offers submitted for different groups of assets could confuse stockholders, who may focus on the dollar amounts and not fully appreciate that those amounts cannot be compared to the Starbucks’ offer. Instead, we have revised the “Background of the Transaction” section to include disclosure clarifying that the offers by the interested parties pertained to groups of assets that differed in certain respects. We believe that the disclosure, as revised, provides stockholders with the information necessary to understand the background leading to the final offer from Starbucks that stockholders are being asked to approve.

* * * * *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s expediency and assistance in its review of the Company’s proxy statement. Should there be any questions, please do not hesitate to contact me at (949) 451-4069.

Very truly yours,

/s/ David C. Lee
David C. Lee

DCL/rrg

Enclosure(s)

cc:	Ellie Quarles, Securities and Exchange Commission
Kurt Murao, Securities and Exchange Commission
Stephen V. Coffey, Diedrich Coffee, Inc.
John M. Williams, Gibson, Dunn & Crutcher LLP

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